Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of W.K. Kellogg Co of our report dated June 14, 2023, relating to the financial statements and supplemental schedule of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan which appears in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2022.

/s/ BDO USA, P.C.

Grand Rapids, Michigan
September 29, 2023

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.